SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
TRUST INDENTURE ACT OF 1939

CBRL GROUP, INC.
(Name of Applicant)

305 HARTMANN DRIVE,
P.O. BOX 787
LEBANON, TENNESSEE 37088-0787
(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
Zero Coupon Convertible Notes due 2032	Up to $422,050,000 aggregate principal amount at maturity

Approximate Date of Proposed Public Offering:
As soon as practicable after the date of this Application for Qualification but not prior to April 16, 2007.

Name and address of agent for service:

Lawrence E. White
Senior Vice President - Finance and Chief Financial Officer
CBRL Group, Inc.
305 Hartmann Drive,
P.O. Box 787
Lebanon, Tennessee 37088-0787
Telephone: (615) 444-5533

With a Copy to:

Gary M. Brown
Baker, Donelson, Bearman, Caldwell
& Berkowitz, PC
Commerce Center, Suite 1000
211 Commerce Street
Nashville, Tennessee 37201
Telephone: (615) 726-5763
Facsimile: (615) 744-5763

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the obligor.

GENERAL
1. General Information.

(a) Form of Organization: Corporation
(b) State or other sovereign power under the laws of which organized: Tennessee

2. Securities Act Exemption Applicable.

CBRL Group, Inc. (the “Company”) is offering (the “Exchange Offer”) to issue $1,000 in principal amount at maturity of its Zero Coupon Senior Convertible Notes due 2032 (Cusip No. 12489VACO) (the “New Notes”) plus an exchange fee of $0.60 per $1,000 principal amount at maturity of New Notes in exchange for each $1,000 in principal amount at maturity of its Liquid Yield Option Notes due 2032 (Zero Coupon - Senior) (Cusip Nos. 12489VAB2; 12489VAA4) (the “Old Notes”). The complete terms of the Exchange Offer are contained in the Exchange Circular, dated March 20, 2007 (the “Exchange Circular”) and related documents incorporated by reference herein as Exhibit 99.T3E(1) and 99.T3E(2).

Because the New Notes and exchange fee are proposed to be offered by the Company to its existing security holders exclusively and solely for outstanding securities of the Company, the transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the New Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed. No consideration has been, or is to be given, directly or indirectly, to any person in connection with the Exchange Offer, except for the customary payments to be made in respect of preparation, printing, and mailing of the Offering Circular and related documents and the engagement of Global Bondholder Services Corporation as Exchange Agent and Information Agent and Wachovia Securities LLC as financial advisor to the Company. No holder of the outstanding securities has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer.

AFFILIATIONS

3. Affiliates.

The following is a list of the Company’s affiliates (other than it directors and executive officers who are listed in Item 4 below) as of the date of this Form T-3. The Company, directly or indirectly, owns 100% of the voting stock of each of the following entities:

Cracker Barrel Old Country Store, Inc.
CBOCS Distribution, Inc.
CBOCS Partner I, LLC
CBOCS Partner II, LLC
CBOCS Pennsylvania, LLC
CBOCS Properties, Inc.
CBOCS Supply, Inc.
Gun Barrel Road Logan’s, Inc.
CBOCS West, Inc.
CB Music LLC
Rocking Chair, Inc.
CBOCS Texas Limited Partnership

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

The names of the Company’s directors and executive officers are set forth below. The mailing address of each of the directors and executive officers is 305 Hartmann Drive, P.O. Box 787 Lebanon, Tennessee 37088-0787. The title of each of the executive officers set forth below refers to such executive officer’s position with the Company, unless other specified below.

Name	Position
Michael A. Woodhouse	Chairman, President and Chief Executive Officer and Director
Lawrence E. White	Senior Vice President, Finance and Chief Financial Officer
N. B. Forrest Shoaf	Senior Vice President, General Counsel and Corporate Secretary
Edward A. Greene	Senior Vice President, Strategic Initiatives
Simon Turner	Senior Vice President, Marketing and Innovation and Chief Marketing Officer
Diana S. Wynne	Senior Vice President, Corporate Affairs
Patrick A. Scruggs	Vice President, Accounting and Tax and Chief Accounting Officer
James D. Carreker	Director
Robert V. Dale	Director
Richard J. Dobkin	Director
Robert C. Hilton	Director
Charles E. Jones, Jr.	Director
B. F. “Jack” Lowery	Director
Martha M. Mitchell	Director
Erik Vonk	Director
Andrea M. Weiss	Director
Jimmie D. White	Director

5. Principal Owners of Voting Securities.

As of February 23, 2007, there was no person known to the Company that owned 10 percent or more of the Company’s voting securities.

UNDERWRITERS

6. Underwriters.

(a)  No person, within the three years prior to the date of filing of this application on Form T-3, has acted as an underwriter of any of the Company’s securities that were outstanding on the date of filing this application.

(b)  There is no proposed principal underwriter of the New Notes proposed to be offered in the Exchange Offer.

CAPITAL SECURITIES

7. Capitalization.

(a)	The authorized and outstanding capital stock and debt securities of the Company, as of February 23, 2007, consisted of the following:

TITLE OF CLASS	AMOUNT AUTHORIZED	AMOUNT OUTSTANDING
Common Stock, par value $0.01 per share	400,000,000 shares	25,186,108 Shares
Preferred Stock, par value $0.01 per share	100,000,000 shares	0
Liquid Yield Option™ Notes due 2032 (Zero Coupon - Senior)	$422,050,000/1/	$422,050,000/1/
Zero Coupon Senior Convertible Notes due 2032	$422,050,000/1/	$0

(1) Reflects the aggregate principal amount at maturity

(b)	Each outstanding share of Common Stock, par value $0.01 per share is entitled to one vote on all matters submitted to a vote of stockholders. There are no cumulative voting rights.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The New Notes will be issued under an indenture (the “New Indenture”) to be dated as of the first issuance of New Notes pursuant to the Exchange Offer and entered into between the Company, the Company’s subsidiaries, as Guarantors, and Regions Bank, an Alabama banking corporation, as trustee (the “Trustee”). The following analysis is not a complete description of the New Indenture provisions discussed and is qualified in its entirety by reference to the terms of the New Indenture, the form of which is attached as Exhibit 99.T3C hereto and incorporated by reference herein. The Company has not entered into the New Indenture as of the date of filing this application on form T-3, and the terms of the New Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the New Indenture.

Events of Default; Withholding of Notice

The following are events of default for the New Notes:

(1)
the Company defaults in payment of any contingent interest or of interest which becomes payable after the New Notes have been converted to semiannual coupon notes following the occurrence of a Tax Event, which default, in either case, continues for 30 days;

(2)
the Company defaults in the payment of the Principal Amount at Maturity (or, if the New Notes have been converted to semiannual coupon notes following a Tax Event pursuant to Article 10, the Restated Principal Amount), Issue Price plus accrued Original Issue Discount, Redemption Price or Purchase Price of any New Note when the same becomes due and payable at its Stated Maturity, upon redemption, upon declaration, when due for purchase by the Company or otherwise;

(3)
the Company or any Guarantor fails to comply with any of the other agreements in the New Notes, any Guarantee or the New Indenture (other than those referred to in clauses (1) and (2) above) and such failure continues for 60 days after receipt by the Company of a Notice of Default;

(4)
(a) failure of the Company to make any payment by the end of any applicable grace period after maturity of Debt in an amount (taken together with amounts in item (b) below) in excess of $10,000,000 and continuance of such failure, or (b) an acceleration of Debt has occurred in an amount (taken together with amounts in item (a) above) in excess of $10,000,000 because of a default with respect to such Debt without such Debt having been discharged or such acceleration having been cured, waived, rescinded or annulled, in the case of items (a) or (b) above, for a period of 30 days after receipt by the Company of a Notice of Default; provided, however, that if any such failure or acceleration referred to in items (a) or (b) above shall cease or be cured, waived, rescinded or annulled, then the Event of Default by reason thereof shall be deemed not to have occurred;

(5)
any Guarantee ceases to be in full force and effect or is declared null and void or any Guarantor denies that it has any further liability under any Guarantee, or gives notice to such effect (other than by reason of the termination of the New Indenture or the release of any such Guarantee in accordance with the New Indenture) and such condition shall have continued for a period of 30 days after written notice of such failure requiring the Guarantor and the Company to remedy the same shall have been given (x) to the Company by the Trustee or (y) to the Company and the Trustee by the holders of 25% in aggregate principal amount of the New Notes then outstanding; or

(6)	the Company or any Significant Subsidiary pursuant to or under or within the meaning of any Bankruptcy Law:

(A)	commences a voluntary case or proceeding;

(B)	consents to the entry of an order for relief against it in an involuntary case or proceeding or the commencement of any case against it;

(C)	consents to the appointment of a Custodian of it or for any substantial part of its property;

(D)	makes a general assignment for the benefit of its creditors;

(E)	files a petition in bankruptcy or answer or consent seeking reorganization or relief; or

(F)	consents to the filing of such petition or the appointment of or taking possession by a Custodian; or

(7)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A)	is for relief against the Company or any Significant Subsidiary in an involuntary case or proceeding, or adjudicates the Company or any Significant Subsidiary insolvent or bankrupt;

(B)	appoints a Custodian of the Company or any Significant Subsidiary or for any substantial part of its property; or

(C)	orders the winding up or liquidation of the Company or any Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 days.

A Default under clause (3) or clause (4) above is not an Event of Default until the Trustee notifies the Company, or the Holders of at least 25% in aggregate Principal Amount at Maturity of the New Notes at the time outstanding notify the Company and the Trustee, of the Default and the Company does not cure such Default (or such Default is not waived) within the time specified in clause (3) or clause (4) above after actual receipt of such notice. Any such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default.”

The Company is required to deliver to the Trustee, within 30 days after it becomes aware of the occurrence thereof, written notice of any event which with the giving of notice or the lapse of time, or both, would become an Event of Default under clause (3) or clause (4) above, its status and what action the Company is taking or proposes to take with respect thereto.

If an Event of Default (other than an Event of Default specified in clauses (6) or (7) above) occurs and is continuing, the Trustee by written Notice to the Company, or the Holders of at least 25% in aggregate Principal Amount at Maturity of the New Notes at the time outstanding by notice to the Company and the Trustee, may declare the Issue Price plus accrued Original Issue Discount through the date of declaration, and any accrued and unpaid interest (including contingent interest) through the date of such declaration, on all the New Notes to be immediately due and payable. Upon such a declaration, such Issue Price plus accrued Original Issue Discount, and such accrued and unpaid interest (including contingent interest), if any, shall be due and payable immediately. If an Event of Default specified in Section clauses (6) or (7) above occurs in respect of the Company and is continuing, the Issue Price plus accrued Original Issue Discount plus accrued and unpaid interest (including contingent interest), if any, on all the New Notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of New Notes. The Holders of a majority in aggregate Principal Amount at Maturity of the New Notes at the time outstanding, by notice to the Trustee (and without notice to any other holder of New Notes) may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived except nonpayment of the Issue Price plus accrued Original Issue Discount plus accrued and unpaid interest that have become due solely as a result of acceleration and if all amounts due to the Trustee under the New Indenture have been paid. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

If a Default occurs and if it is known to the Trustee, the Trustee shall give to each holder of New Notes notice of the Default within 90 days after it occurs unless such Default shall have been cured or waived before the giving of such notice. Except in the case of a Default described in Section clauses (1) or (2) above, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of holders of New Notes.

Holders of a majority in aggregate Principal Amount at Maturity of the New Notes at the time outstanding, by notice to the Trustee (and without notice to any other holder of New Notes), may waive an existing Default and its consequences except (i) payment defaults, (ii) a Default in respect of a provision under the New Indenture that cannot be amended without the consent of each holder of New

 Notes affected or (iii) a Default which constitutes a failure to convert any Security in accordance with the conversion provisions of the New Indenture.

The Holders of a majority in aggregate Principal Amount at Maturity of the new Notes at the time outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the New Indenture or that the Trustee determines in good faith is unduly prejudicial to the rights of other Holders of New Notes or would involve the Trustee in personal liability unless the Trustee is offered indemnity satisfactory to it.

A Holder of New Notes may not pursue any remedy with respect to the New Indenture or the New Notes unless:

(1)	the Holder gives to the Trustee written notice stating that an Event of Default is continuing;

(2)	the Holders of at least 25% in aggregate Principal Amount at Maturity of the New Notes at the time outstanding make a written request to the Trustee to pursue the remedy;

(3)	such Holder or Holders offer to the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense;

(4)	the Trustee does not comply with the request within 60 days after receipt of such notice, request and offer of security or indemnity; and

(5)
the Holders of a majority in aggregate Principal Amount at Maturity of the New Notes at the time outstanding do not give the Trustee a direction inconsistent with the request during such 60-day period.

Authentication and Delivery

The New Notes shall be executed on behalf of the Company by any Officer. The signature of the Officer on the New Notes may be manual or facsimile. Upon proper delivery of the New Notes to the Trustee for authentication, the Trustee shall authenticate and deliver such New Notes. Because the New Notes are being issued in exchange for the Old Notes, there will be no proceeds to the Company resulting from issuance of the New Notes.

Release of Property Subject to Lien

Neither the Old Notes nor the New Notes are secured by any lien on property.

Satisfaction and Discharge

The New Indenture shall cease to be of further force and effect when (i) the Company delivers to the Trustee all outstanding New Notes (other than New Notes being replaced) for cancellation or (ii) all outstanding New Notes have become due and payable and the Company or any Guarantor irrevocably deposits with the Trustee, the Paying Agent (if the Paying Agent is not the Company or any of its Affiliates) or the Conversion Agent, cash or Common Stock sufficient to pay all amounts due and owing on all outstanding New Notes (other than New Notes being replaced), and if in either case the Company pays all other sums payable hereunder by the Company, then the New Indenture shall, with the exception of certain responsibilities owed to the Trustee, cease to be of further effect.

Evidence of Compliance with Conditions and Covenants

The Company is required to deliver to the Trustee within 120 days after the end of each of the Company’s fiscal years an Officers’ Certificate, stating whether or not to the best knowledge of the signers thereof the Company is in default in the performance and observance of any of the terms, provisions and conditions of the New Indenture (without regard to any period of grace or requirement of notice provided hereunder) and if the Company shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

The Company also is required to deliver to the Trustee written notice of any event which with the giving of notice or the lapse of time, or both, would become an Event of Default, within 30 days after it becomes aware of the occurrence of any event which with the giving of notice or the lapse of time, or both, would become an Event of Default.

9. Other Obligors.

The New Notes are issued by the Company and guaranteed by each of the following subsidiaries:

Cracker Barrel Old Country Store, Inc.	305 Hartmann Drive, Lebanon, TN 37087
CBOCS Distribution, Inc.	305 Hartmann Drive, Lebanon, TN 37087
CBOCS Partner I, LLC	305 Hartmann Drive, Lebanon, TN 37087
CBOCS Partner II, LLC	305 Hartmann Drive, Lebanon, TN 37087
CBOCS Pennsylvania, LLC	305 Hartmann Drive, Lebanon, TN 37087
CBOCS Properties, Inc.	45525 North I-94 Service Road, Belleville, Michigan 48111
CBOCS Supply, Inc.	305 Hartmann Drive, Lebanon, TN 37087
Gun Barrel Road Logan’s, Inc.	305 Hartmann Drive, Lebanon, TN 37087
CBOCS West, Inc.	3993 Howard Hughes Parkway • Suite 250 • Las Vegas, NV 89169
CB Music LLC	305 Hartmann Drive, Lebanon, TN 37087
Rocking Chair, Inc.	3993 Howard Hughes Parkway • Suite 250 • Las Vegas, NV 89169
CBOCS Texas Limited Partnership	305 Hartmann Drive, Lebanon, TN 37087

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a)	Pages numbered 1 to 10, consecutively.

(b)	The statement of eligibility and qualification of the Trustee under the Indenture to be qualified (on Form T-1).

(c)	The following exhibits, in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit No.   Description

99.T3A    Charter (incorporated by reference to Appendix A-1 to the proxy statement/prospectus contained in the Company's Registration Statement on Form S-
         4/A under the Securities Act of 1933 (“Securities Act”) (File No. 333-62469) filed with the Commission on October 9, 1998).

99.T3B    Bylaws (incorporated by reference to Appendix A-2 to the proxy statement/prospectus contained in the Company's Registration Statement on Form S-
         4/A under the Securities Act (File No. 333-62469) filed with the Commission on October 9, 1998).

99.T3C    Form of Indenture, to be dated as of April 17, 2007, among the Company, the Guarantors (as defined therein) and Regions Bank, an Alabama banking corporation, as trustee, relating to the Company’s zero-coupon senior convertible notes due 2032.

99.T3D   Not applicable.

99.T3E(1)  Exchange Circular, dated as of March 20, 2007 (incorporated by reference to Exhibit (a)(1)(A) to the Company’s Tender Offer Statement on Schedule
        TO filed with the Commission on March 20, 2007).

99.T3E(2)  Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Company’s Tender Offer Statement on Schedule TO filed with the
        Commission on March 20, 2007).

99.T3F   Cross-Reference Sheet (included in the Form of Indenture filed as Exhibit T3C hereto).

99.T3G   Form T-1 qualifying Regions Bank, an Alabama banking association, as Trustee under the Indenture to be qualified.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, CBRL Group, Inc., a corporation organized and existing under the laws of the State of Tennessee, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lebanon, and State of Tennessee, on the 20th day of March, 2007.

CBRL GROUP, INC.
(Seal)
	By:	/s/ N. B. Forrest Shoaf
		Name:	N.B. Forrest Shoaf
		Title:	Senior Vice President, Secretary and
General Counsel

	By:	/s/ Lawrence E. White
(Attest)		Name:	Lawrence E. White
		Title:	Senior Vice President - Finance and
Chief Financial Officer